BAKER & McKENZIE
貝克·麥[illegible]律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR
香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07024113

RECEIVED

[illegible] 6, 2007

Our ref: 32002208-000003

By Hand

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 2, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

P.P. Chun-Hui Lin

Michelle Li / Chun-Hui Lin
Encl.

dlw 6/5

RECEIVED

2007 JUN -5 A 9:27

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on May 2, 2007:

1. Written Resolutions Passed at the Tenth Board Meeting of 2007 by China Shipping Development Company Limited, released on May 28, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

WRITTEN RESOLUTIONS PASSED AT THE TENTH BOARD MEETING OF 2007

The Board is pleased to announce that the Directors adopted written resolutions in lieu of a physical meeting on 25 May 2007. The resolutions set out below were duly passed.

The board of directors (the "**Board**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted certain written resolutions (the "**Written Resolutions**") on 25 May 2007 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. Resolutions considered and duly passed at the Meeting, include, inter alia:

1. The election of Mr. Ma Zehua ("**Mr. Ma**") as Vice Chairman of the Board of the Company.

   Details of Mr. Ma

   Mr. Ma, born in January 1953 and age 54, is a senior economist. He was formerly the deputy chief and the section chief of the shipping department of COSCO (Group) Company (中國遠洋運輸(集團)總公司)("COSCO"), the general manager of COSCO (UK) Company, the general manager of the development department and the section chief of the foreign business department of COSCO, the vice-president and the section chief of the development department of COSCO, the president of COSCO (US) Company, the deputy general manager of Guangzhou COSCO, the general manager of Qingdao COSCO and vice-president of COSCO. He joined China Shipping (Group) Company from November 2006 and is the party secretary and the vice-president of China Shipping (Group) Company.

   In accordance with the articles of association of the Company, Mr. Ma's appointment will be with effect from 30 April 2007 until 25 May 2009 subject to the Company's shareholders' approval. Mr. Ma will enter into a service contract with the Company. Save as disclosed above, Mr. Ma did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling shareholders of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of employment, Mr. Ma will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Ma that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

2. The nomination of Mr. Zhu Yongguang ("**Mr. Zhu**") for appointment as an independent non-executive director of the Company, subject to approval by shareholders of the Company in general meeting.

   Pursuant to the recommendation made by China Shipping (Group) Company, the controlling shareholder of the Company, it is intended that Mr. Zhu be appointed as a new independent non-executive director.

   The details of Mr. Zhu will be set out in the notice of the general meeting in compliance with Rule 13.51(2) of the Listing Rules.

3. It is approved that the oil tanker "Daqing 51" will be sold to Ming Dong Cong Mao Ship Industry Co. Ltd.* (閩東叢貿船舶實業有限公司), an independent third party, at a price of RMB22,162,200 (approximately HK$22,614,490).

4. It is approved that the bulk carrier "Daqing 61" will be sold to Rainbow Success Company Ltd.*, an independent third party, at a price of US$3.47 million (approximately HK$27,135,400).

5. It is approved that the bulk carrier "Huaxi" will be sold to Panama Hong Yang International Shipping Company Ltd.* (巴拿馬宏洋國際船務有限公司), an independent third party, at a price of US$3.81 million (approximately HK$29,794,200).

   The three vessels "Daqing 51", "Daqing 61" and "Huaxi" (collectively, the "**Vessels**") were built and put into operation on 2 June 1976, 1 June 1974, and 1 June 1974 respectively, and have operated for 31, 33 and 33 years, respectively. Pursuant to the Order No.8 "Regulations on the Management of Old Transportation Vessels" issued by the Ministry of Communications in 2006, the Vessels required to be dismantled. Following market price enquiries, it has been approved that the Vessels will be sold to Ming Dong Cong Mao Ship Industry Co. Ltd, Rainbow Success Company Ltd and Panama Hong Yang International Shipping Company Ltd, all independent third parties, respectively. As at 30 April 2007, the Vessels had a net value of approximately RMB1,476,800 (approximately HK$1,506,939), RMB7,850,100 (approximately HK$8,010,306) and RMB674,700 (approximately HK$688,469), respectively.

   The Company targets to develop a large-scale professional fleet. The sale of the Vessels is in line with the Company's overall restructuring plan for its vessels.

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules. The Company's A Shares are listed on the Shanghai Stock Exchange which has requested the Company to issue a similar announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
25 May 2007

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00 = RMB0.98 and the conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.82.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

END